

Mail Stop 3561

June 15, 2017

John Costain
Chief Executive Officer
KNOT Offshore Partners LP
2 Queen's Cross
Aberdeen, Aberdeenshire AB15 4YB
United Kingdom

> **Re:     KNOT Offshore Partners LP**
> **Registration Statement on Form F-3**
> **Filed May 26, 2017**
> **File No. 333-218254**

Dear Mr. Costain:

We have limited our review of your registration statement to those issues we have addressed in our comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please incorporate by reference the Form 6-K filed on May 16, 2017 or tell us why it is not required.  Refer to Item 8.A.5 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc:     Catherine S. Gallagher, Esq.
        Vinson & Elkins LLP